Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

CLARIVATE PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21810109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109	Schedule 13G	Page 1 of 25

1	Names of Reporting Persons Onex Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 41,917,137
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 41,917,137

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,917,137
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person CO

CUSIP No. G21810109	Schedule 13G	Page 2 of 25

1	Names of Reporting Persons Onex Partners Canadian GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 26,512,082
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 26,512,082

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,512,082
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person CO

CUSIP No. G21810109	Schedule 13G	Page 3 of 25

1	Names of Reporting Persons Onex Partners IV GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 26,402,192
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 26,402,192

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,402,192
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person CO

CUSIP No. G21810109	Schedule 13G	Page 4 of 25

1	Names of Reporting Persons Onex Partners IV GP LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 26,402,192
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 26,402,192

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,402,192
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 5 of 25

1	Names of Reporting Persons Onex Partners IV LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,874,408
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,874,408

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,874,408
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.5%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 6 of 25

1	Names of Reporting Persons Onex Partners IV PV LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 784,783
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 784,783

9	Aggregate Amount Beneficially Owned by Each Reporting Person 784,783
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 7 of 25

1	Names of Reporting Persons Onex Camelot Co-Invest LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,289,010
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,289,010

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,289,010
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.5%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 8 of 25

1	Names of Reporting Persons Onex Partners IV GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 109,890
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 109,890

9	Aggregate Amount Beneficially Owned by Each Reporting Person 109,890
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13G	Page 9 of 25

1	Names of Reporting Persons Onex Partners IV Select LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 109,890
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 109,890

9	Aggregate Amount Beneficially Owned by Each Reporting Person 109,890
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 10 of 25

1	Names of Reporting Persons Onex American Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 584,939
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 584,939

9	Aggregate Amount Beneficially Owned by Each Reporting Person 584,939
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13G	Page 11 of 25

1	Names of Reporting Persons Onex US Principals LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 584,939
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 584,939

9	Aggregate Amount Beneficially Owned by Each Reporting Person 584,939
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 12 of 25

1	Names of Reporting Persons Onex Private Equity Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,405,055
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,405,055

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,405,055
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.4%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13G	Page 13 of 25

1	Names of Reporting Persons Onex American Holdings Subco LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,820,116
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,820,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,116
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13G	Page 14 of 25

1	Names of Reporting Persons Onex Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,820,116
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,820,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,820,116
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.3%
12	Type of Reporting Person CO

CUSIP No. G21810109	Schedule 13G	Page 15 of 25

1	Names of Reporting Persons New PCo GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 938,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 938,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 938,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person CO

CUSIP No. G21810109	Schedule 13G	Page 16 of 25

1	Names of Reporting Persons New PCo A LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 938,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 938,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 938,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. G21810109	Schedule 13G	Page 17 of 25

1	Names of Reporting Persons Gerald W. Schwartz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 42,855,384
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 42,855,384

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,855,384
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person IN

CUSIP No. G21810109	Schedule 13G	Page 18 of 25

ITEM 1.	(a) Name of Issuer:

Clarivate Plc (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

70 St. Mary Axe

London EC3A 8BE

United Kingdom

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Onex Corporation

Onex Partners Canadian GP Inc.

Onex Partners IV GP Limited

Onex Partners IV GP LP

Onex Partners IV LP

Onex Partners IV PV LP

Onex Camelot Co-Invest LP

Onex Partners IV GP LLC

Onex Partners IV Select LP

Onex American Holdings GP LLC

Onex US Principals LP

Onex Private Equity Holdings LLC

Onex American Holdings Subco LLC

Onex Partners Holdings LLC

New PCo GP Inc.

New PCo A LP

Gerald W. Schwartz

(b)	Address or Principal Business Office:

The business address of each of Onex US Principals LP, Onex American Holdings GP LLC, Onex Partners IV GP LP, Onex Partners IV GP LLC, Onex Private Equity Holdings LLC, Onex American Holdings Subco LLC and Onex Partners Holdings LLC is 165 W Center Street, Suite 401, Marion, Ohio 43302. The business address of each of Onex Partners IV LP, Onex Partners IV PV LP, Onex Camelot Co-Invest LP and Onex Partners IV Select LP is 712 Fifth Avenue, 40th Floor, New York, NY 10019. The business address of each of the other Reporting Persons is 161 Bay Street, Toronto, A6, M5J2S1.

CUSIP No. G21810109	Schedule 13G	Page 19 of 25

(c)	Citizenship of each Reporting Person is:

Onex Corporation, New PCo GP Inc. and New PCo A LP are organized in the province of Ontario, Canada. Onex Partners IV GP Limited, Onex Partners IV GP LP, Onex Partners IV LP, Onex Camelot Co-Invest LP and Onex Partners IV Select LP are organized in the Cayman Islands. Mr. Schwartz is a citizen of Canada. Each of the other Reporting Persons is organized in the state of Delaware.

(d)	Title of Class of Securities:

Ordinary Shares (“Ordinary Shares”).

(e)	CUSIP Number:

G21810109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2021, based upon 639,776,102 Ordinary Shares outstanding as of October 25, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Onex Corporation	41,917,137	6.6%	0	41,917,137	0	41,917,137
Onex Partners Canadian GP Inc.	26,512,082	4.1%	0	26,512,082	0	26,512,082
Onex Partners IV GP Limited	26,402,192	4.1%	0	26,402,192	0	26,402,192
Onex Partners IV GP LP	26,402,192	4.1%	0	26,402,192	0	26,402,192
Onex Partners IV LP	15,874,408	2.5%	0	15,874,408	0	15,874,408
Onex Partners IV PV LP	784,783	0.1%	0	784,783	0	784,783
Onex Camelot Co-Invest LP	9,289,010	1.5%	0	9,289,010	0	9,289,010
Onex Partners IV GP LLC	109,890	*	0	109,890	0	109,890
Onex Partners IV Select LP	109,890	*	0	109,890	0	109,890
Onex American Holdings GP LLC	584,939	0.1%	0	584,939	0	584,939
Onex US Principals LP	584,939	0.1%	0	584,939	0	584,939
Onex Private Equity Holdings LLC	15,405,055	2.4%	0	15,405,055	0	15,405,055
Onex American Holdings Subco LLC	14,820,116	2.3%	0	14,820,116	0	14,820,116
Onex Partners Holdings LLC	14,820,116	2.3%	0	14,820,116	0	14,820,116
New PCo GP Inc.	938,247	0.1%	0	938,247	0	938,247
New PCo A LP	938,247	0.1%	0	938,247	0	938,247
Gerald W. Schwartz	42,855,384	6.7%	0	42,855,384	0	42,855,384

*	Less than 0.1%

CUSIP No. G21810109	Schedule 13G	Page 20 of 25

Onex Partners IV LP is the record holder of 15,874,408 Ordinary Shares; Onex Partners IV PV LP is the record holder of 784,783 Ordinary Shares; Onex Partners IV Select LP is the record holder of 109,890 Ordinary Shares; Onex Partners IV GP LP is the record holder of 453,991 Ordinary Shares; Onex Camelot Co-Invest LP is the record holder of 9,289,010 Ordinary Shares; Onex US Principals LP is the record holder of 584,939 Ordinary Shares; and Onex Partners Holdings LLC is the record holder of 14,820,116 Ordinary Shares.

Mr. Schwartz beneficially owns all of the shares held by Onex Corporation and directly controls New PCo GP Inc. Mr. Schwartz may be deemed to share beneficial ownership of the shares beneficially owned by Onex Corporation and New PCo GP Inc.

Onex Corporation may be deemed to beneficially own the Ordinary Shares held by each of Onex Partners IV LP, Onex Partners IV PV LP, Onex Camelot Co-Invest LP, Onex Partners IV GP LP and Onex Partners IV Select LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners Canadian GP Inc., which owns all of the equity of (i) Onex Partners IV GP Limited, which is the general partner of Onex Partners IV GP LP, which is the general partner of each of Onex Partners IV LP, Onex Partners IV PV LP and Onex Camelot Co-Invest LP; and (ii) Onex Partners IV GP LLC, which is the general partner of Onex Partners IV Select LP.

In addition, Onex Corporation may be deemed to beneficially own the Ordinary Shares held by (a) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP; and (b) Onex Partners Holdings LLC, through Onex Corporation’s ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex American Holdings Subco LLC, which is the majority owner of Onex Partners Holdings LLC.

New PCo A LP is the record holder of 938,247 Ordinary Shares. New PCo GP Inc., the general partner of New PCo A LP, is an independent entity that is controlled by Mr. Gerald W. Schwartz and as such may be deemed to beneficially own all of the common stock beneficially owned by New PCo GP Inc. Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership. Mr. Schwartz has indirect voting and investment control of Onex Corporation.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G21810109	Schedule 13G	Page 21 of 25

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G21810109	Schedule 13G	Page 22 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

Onex Corporation

By:	/s/ David Copeland
Name: David Copeland
Title: Managing Director - Tax

Onex Partners Canadian GP Inc.

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

Onex Partners IV GP Limited

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex Partners IV GP LP
By: Onex Partners IV GP Limited, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex Partners IV LP
By: Onex Partners IV GP LP, its general partner
By: Onex Partners IV GP Limited, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

CUSIP No. G21810109	Schedule 13G	Page 23 of 25

Onex Partners IV PV LP
By: Onex Partners IV GP LP, its general partner
By: Onex Partners IV GP Limited, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex Camelot Co-Invest LP
By: Onex Partners IV GP LP, its general partner
By: Onex Partners IV GP Limited, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex Partners IV GP LLC

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex Partners IV Select LP
By: Onex Partners IV GP LLC, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

Onex American Holdings GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

CUSIP No. G21810109	Schedule 13G	Page 24 of 25

Onex US Principals LP
By: Onex American Holdings GP LLC, its general partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

Onex Private Equity Holdings LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

Onex American Holdings Subco LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

Onex Partners Holdings LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

New PCo GP Inc.

By:	/s/ Michelle Iskander
Name: Michelle Iskander
Title: Secretary

New PCo A LP

By:	/s/ Michelle Iskander
Name: Michelle Iskander
Title: Secretary

Gerald W. Schwartz
/s/ Andrea E. Daly, attorney-in-fact

CUSIP No. G21810109	Schedule 13G	Page 25 of 25

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (previously filed).

99.2	Power of Attorney (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 10, 2020).